UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              PLANVISTA CORPORATION
                             ----------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                    72701P105
                                 --------------
                                 (CUSIP Number)

                                   HAROLD BLUE
                          COMVEST VENTURE PARTNERS, L.P.
                                830 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 829-5800
          ------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:

                               ALAN I. ANNEX, ESQ.
                             GREENBERG TRAURIG, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 801-9200

                                  MARCH 7, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[   ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  CUSIP NO. 72701P105      SCHEDULE 13D
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             COMVEST VENTURE PARTNERS, L.P. (13-4124841)
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a)  [  ]
             (b)  [  ]

--------------------------------------------------------------------------------
3            SEC USE ONLY


--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             AF
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)  [  ]

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                      7.     SOLE VOTING POWER
  SHARES
BENEFICIALLY           ---------------------------------------------------------
 OWNED BY                      8.     SHARED VOTING POWER
EACH REPORTING                        20,996,398 (See Item 5)
  PERSON               ---------------------------------------------------------
   WITH                        9.     SOLE DISPOSITIVE POWER

                       ---------------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER
                                      20,996,398 (See Item 5)
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             20,996,398 (SEE ITEM 5)
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES* [  ]

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             55.6%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                  CUSIP NO. 72701P105      SCHEDULE 13D
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             PVC FUNDING PARTNERS, LLC (06-1679431)
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a)  [  ]
             (b)  [  ]

--------------------------------------------------------------------------------
3            SEC USE ONLY


--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                      7.     SOLE VOTING POWER
  SHARES
BENEFICIALLY           ---------------------------------------------------------
 OWNED BY                      8.     SHARED VOTING POWER
EACH REPORTING                        20,996,398 (See Item 5)
  PERSON               ---------------------------------------------------------
   WITH                        9.     SOLE DISPOSITIVE POWER

                       ---------------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER
                                      20,996,398 (See Item 5)
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             20,996,398 (SEE ITEM 5)
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES* [  ]

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             55.6%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             OO
--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                  CUSIP NO. 72701P105      SCHEDULE 13D
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             COMMONWEALTH ASSOCIATES, L.P. (13-3467952)
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a)  [  ]
             (b)  [  ]

--------------------------------------------------------------------------------
3            SEC USE ONLY


--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             AF
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)  [  ]

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             NEW YORK
--------------------------------------------------------------------------------
NUMBER OF                      7.     SOLE VOTING POWER
  SHARES
BENEFICIALLY           ---------------------------------------------------------
 OWNED BY                      8.     SHARED VOTING POWER
EACH REPORTING                        20,996,398 (See Item 5)
  PERSON               ---------------------------------------------------------
   WITH                        9.     SOLE DISPOSITIVE POWER

                       ---------------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER
                                      20,996,398 (See Item 5)
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             20,996,398 (SEE ITEM 5)
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES* [  ]


--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             55.6%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                  CUSIP NO. 72701P105      SCHEDULE 13D
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             MICHAEL S. FALK
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a) [  ]
             (b) [  ]

--------------------------------------------------------------------------------
3            SEC USE ONLY


--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
--------------------------------------------------------------------------------
NUMBER OF                      7.     SOLE VOTING POWER
  SHARES
BENEFICIALLY           ---------------------------------------------------------
 OWNED BY                      8.     SHARED VOTING POWER
EACH REPORTING                        20,996,398 (See Item 5)
  PERSON               ---------------------------------------------------------
   WITH                        9.     SOLE DISPOSITIVE POWER

                       ---------------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER
                                      20,996,398 (See Item 5)
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             20,996,398 (SEE ITEM 5)
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [  ]


--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             55.6%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                       SEE INSTRUCTIONS BEFORE FILLING OUT

                  CUSIP NO. 72701P105      SCHEDULE 13D
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             HAROLD BLUE
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a) [  ]
             (b) [  ]

--------------------------------------------------------------------------------
3            SEC USE ONLY


--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
--------------------------------------------------------------------------------
NUMBER OF                      7.     SOLE VOTING POWER
  SHARES
BENEFICIALLY           ---------------------------------------------------------
 OWNED BY                      8.     SHARED VOTING POWER
EACH REPORTING                        20,996,398 (See Item 5)
  PERSON               ---------------------------------------------------------
   WITH                        9.     SOLE DISPOSITIVE POWER

                       ---------------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER
                                      20,996,398 (See Item 5)
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             20,996,398 (SEE ITEM 5)
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [  ]


--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             55.6%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to common stock, $0.01 par value (the "Common Stock") of PlanVista Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 4010 Boy Scout Boulevard, Suite 200, Tampa, Florida 33607.


ITEM 2.   IDENTITY AND BACKGROUND.

          (a), (b), (c) and (f). This statement is filed jointly by (i) PVC Funding Partners, LLC, a limited liability company organized under the laws of Delaware, whose principal business is investing in securities of the Issuer ("PVC"); (ii) ComVest Venture Partners, L.P., a limited partnership organized under the laws of Delaware, whose principal business is investing in securities ("ComVest"); (iii) Commonwealth Associates, L.P., a limited partnership organized under the laws of New York, whose principal business is being a registered broker-dealer specializing in venture capital and merchant banking ("Commonwealth"); (iv) Michael S. Falk, an individual ("Falk"); and (v) Harold Blue, an individual ("Blue"). PVC, ComVest, Commonwealth, Falk and Blue are the "Reporting Persons".

          ComVest Management, LLC, a limited liability company organized under the laws of Delaware, is the general partner of ComVest, and is wholly-owned by Commonwealth Associates Group Holdings, LLC, a limited liability company organized under the laws of Delaware ("Group Holdings"). Commonwealth Management, LLC, a limited liability company organized under the laws of Delaware, is the general partner of Commonwealth, and is wholly-owned by Group Holdings. Falk is the Chairman and principal member of Group Holdings. Blue is a member, director and the President of Group Holdings.

          All of the individuals identified in this Item 2 are United States citizens. The business address for all of the Reporting Persons and other persons identified in this Item 2 is 830 Third Avenue, New York, New York 10022.

          (d) and (e). During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On March 7, 2003, PVC acquired 29,851 shares of the outstanding Series C Convertible Preferred Stock of the Issuer (the "Preferred Shares") previously held by the Issuer's senior lenders, at a price of $33.50 per Preferred Share (the "Purchased Shares"), and $20,500,000 in principal amount of the Issuer's outstanding bank debt (the "Debt"). The total consideration paid for the Purchased Shares was $1,000,008.50. These Preferred Shares were paid for from working capital of PVC consisting of capital contributions from its members.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Persons acquired the Purchased Shares reported in Item 5 below for investment purposes. PVC acquired 96% of the Preferred Shares previously held by the Issuer's senior lenders and $20,500,000 in principal amount of the Issuer's Debt.

          At any time after October 12, 2003, the Preferred Shares purchased by PVC may be converted into shares of Common Stock at the rate of 703.37335 shares of Common Stock for each Preferred Share (or a total of 20,996,398 shares of Common Stock upon full conversion). The Series C Convertible Preferred Stock has weighted-average anti-dilution protection and a provision that in no event shall the Series C Convertible Preferred Stock convert into less than 51% of the outstanding shares of Common Stock. As part of the transaction and pursuant to the terms of the Preferred Shares, PVC obtained significant representation on the Board of Directors of the Issuer and is in a position to influence board and operational decisions. The holders of the Series C Convertible Preferred Stock are entitled to elect three of the seven members of the Issuer's Board of Directors. In connection with the closing of the transaction, the three members of the Board of Directors theretofore designated by the holders of the Series C Convertible Preferred stock voluntarily relinquished their board positions, and were replaced by Falk, Blue and Dr. Richard Corbin. In addition, the holders of the Series C Convertible Preferred Stock may immediately elect one additional member to the Issuer's Board of Directors to replace one of the board members elected by the Issuer's Common Stock shareholders if the Issuer fails to achieve certain minimum cash levels or the Issuer fails to make its required principal and interest payments in accordance with the terms of the agreements documenting the terms of the Debt. PVC may determine that the ownership of the Issuer's securities represents an attractive investment opportunity, and reserves the right to buy additional shares of Series C Convertible Preferred Stock or Common Stock. Except in the ordinary course of business and except as otherwise described in the previous paragraphs, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) PVC may be deemed to be the beneficial owner of an aggregate of 20,996,398 shares of Common Stock, representing approximately 55.6% of the issued and outstanding shares of Common Stock of the Issuer. This holding represents the right to convert 29,851 Preferred Shares into shares of Common Stock at any time after October 12, 2003.

          Upon the conversion of such Preferred Shares, ComVest may be deemed to be the beneficial owner of an aggregate of 20,996,398 shares of Common Stock, representing approximately 55.6% of the issued and outstanding shares of Common Stock of the Issuer. These holdings are the 20,996,398 shares of Common Stock beneficially owned by PVC. In its capacity as co-manager of PVC, ComVest may be deemed to share indirect voting and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities.

          Upon the conversion of these Preferred Shares, Commonwealth may be deemed to be the beneficial owner of an aggregate of 20,996,398 shares of Common Stock, representing approximately 55.6% of the issued and outstanding shares of Common Stock of the Issuer. These holdings are the 20,996,398 shares of Common Stock beneficially owned by PVC. In its capacity as co-manager of PVC, Commonwealth may be deemed to share indirect voting and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities.

          Upon the conversion of these Preferred Shares, Falk may be deemed to be the beneficial owner of an aggregate of 20,996,398 shares of Common Stock, representing approximately 55.6% of the issued and outstanding shares of Common Stock of the Issuer. These holdings are the 20,996,398 shares of Common Stock beneficially owned by PVC. In his capacity as Chairman and principal member of Group Holdings, Falk may be deemed to share indirect voting and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities.

          Upon the conversion of these Preferred Shares, Blue may be deemed to be the beneficial owner of an aggregate of 20,996,398 shares of Common Stock, representing approximately 55.6% of the issued and outstanding shares of Common Stock of the Issuer. These holdings are the 20,996,398 shares of Common Stock beneficially owned by PVC. In his capacity as a member, director and the President of Group Holdings, Blue may be deemed to share indirect voting and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities.

          (b) Number of shares as to which each such person has:

          (1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of: Not applicable.

          (2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of: PVC, ComVest, Commonwealth, Falk and Blue may be deemed to share such voting and disposition powers with respect to the 20,996,398 shares of Common Stock beneficially held by PVC.

          (c) In the past sixty (60) days, the Reporting Persons have not made purchases and sales of the shares of Common Stock in the open market.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to an Intercreditor Agreement between PVC and Wachovia Bank, National Association dated March 7, 2003 (the "Intercreditor Agreement"), PVC will have 15 days from the first date (if any) on which it has the right to obtain control of the Board of Directors of the Issuer to notify the existing senior lenders that PVC will not exercise the right to control the

Board of Directors of the Issuer and that PVC thus will not subordinate its Debt to the remaining Debt held by the existing senior lenders. In such event, the existing senior lenders shall then have the option, exercisable within 15 days of such notice, to repurchase 14,304 of the Preferred Shares held by PVC at a price of $33.50 per share.

          Also pursuant to the Intercreditor Agreement, PVC has agreed that, subject to certain exceptions for fundamental changes, PVC will vote its Debt consistently with and on the same percentage basis as the other senior lenders with respect to all matters submitted or required to be submitted to a vote or consent of the holders of Debt.

          Except as described in the previous paragraphs, neither Mr. Falk, Mr. Blue nor any of the entities comprising the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1: Intercreditor Agreement between PVC Funding Partners, LLC and Wachovia Bank, National Association dated
                     March 7, 2003.

          Exhibit 2: Joint Filing Agreement, as required by Rule 13d-1 under the
                     Securities Exchange Act of 1934.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2003         PVC Funding Partners, LLC

                                By: ComVest Venture Partners, L.P.,
                                    its manager

                                    By: ComVest Management, LLC, its
                                    general partner

                                    By:/s/Michael S. Falk
                                       -----------------------------
                                    Name: Michael S. Falk
                                    Title: Manager

                                By: Commonwealth Associates, L.P.,
                                    its manager

                                    By: Commonwealth Management, LLC,
                                        its general partner

                                        By:/s/Inder Tallur
                                           -------------------------
                                        Name: Inder Tallur
                                        Title: Secretary


Dated: March 7, 2003         ComVest Venture Partners, L.P.

                                By: ComVest Management, LLC,
                                    its general partner

                                     By:/s/Michael S. Falk
                                        -------------------------
                                     Name: Michael S. Falk
                                     Title: Manager


Dated: March 7, 2003          Commonwealth Associates, L.P.

                                By: Commonwealth Management, LLC,
                                    its general partner

                                    By:/s/ Inder Tallur
                                       -------------------------
                                    Name: Inder Tallur
                                    Title: Secretary


Dated: March 7, 2003                   /s/Michael S. Falk
                                -------------------------
                                       Michael S. Falk


Dated: March 7, 2003                   /s/Harold Blue
                                -------------------------
                                       Harold Blue

                                  EXHIBIT INDEX

     1. Intercreditor Agreement between PVC Funding Partners, LLC and Wachovia Bank, National Association dated March 7, 2003.

     2. Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.